RESEARCH DEVELOPMENT & CONSULTING AGREEMENT

                              WITH LICENSE ANNEXED


NanoSignal Corporation, a Nevada corporation having offices at West Sahara, Suite 203, Las Vegas, NV ("Company"), agrees to fund research to be performed by the Stephen D. Cummins, an individual Inventor, with offices at 12101-2 County Line Road, Midland, GA 31820 ("Inventor); Company and Inventor agree to the following terms and conditions:

Research Project

1. The research project (the "Project") shall be performed under the direction of the Inventor and conducted in substantial accordance with the proposal entitled "MEDICAL WASTE REMEDIATION PROCESS 2004 WITH ZERO ENVIRONMENTAL IMPACT" previously submitted to Company and attached hereto as Exhibit "A".

2. The Project shall begin on March 10, 2004 and end on March 10, 2005 at 12:01 a.m. Las Vegas time, unless otherwise extended or terminated by the parties, pursuant to Section 16, below.

Payment

3. In support of the Project, the Company shall pay to Inventor the sum of 10,000,000 S-8 shares of common stock and 10,000,000 shares of common stock issued under Rule 144, which shares shall be due and payable upon execution of this Agreement.
4.   Written monthly progress reports shall be required.

Inventor Obligations

5. Inventor shall make progress reports to Company on at least a monthly basis. Reports must be written, and in the form as agreed upon by the Inventor and Company. Final results of the Project will be delivered in the form of a written report, which shall identify the methods used and the results obtained, including any discoveries made or innovations developed during the course of the Project.

Parties Obligations

6. Inventor and Company agree to use reasonable care to avoid the unauthorized disclosure of information which one or both parties consider to be confidential. "Confidential Information" shall be presented in written or tangible form (or reduced to such form within thirty [30] days) and clearly identified in writing as "confidential" at the time of disclosure. Confidential Information shall not include information which (a) was in the receiving party's possession prior to receipt of the disclosed information;
     (b) is or becomes a matter of public knowledge through no fault of the receiving party; (c) is received from a third party without a duty of confidentiality; (d) is independently developed by the receiving party; (e) is disclosed under operation of law, provided that the disclosing party is provided reasonable notice and opportunity to contest the need for such disclosure, or to seek a protective order therefor. It is understood that the Inventor is subject to both federal and Nevada State law and regulations regarding the management of Confidential Information.



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Publication

7. INVENTOR reserves the right to publish the results of research undertaken by Inventor and his personnel. However, Inventor shall provide Company with a copy of any proposed publication resulting from the Project at least thirty (30) days prior to submission for publication. Inventor shall, upon Company's request, delete or otherwise prevent the disclosure of Confidential Information identified by Company during the course of its review. In the event Company desires to delay publication, Company shall make its request to Inventor in writing, identifying the specific information or materials of concern and explaining the reasons why the delay is warranted. Delays shall be made at Inventor's discretion and shall not exceed ninety (90) days.

Intellectual Property

8. Rights and title to intellectual property intellectual property created or developed in the course of the Project shall be licensed as follows: intellectual property created by the Inventor shall be licensed to Company per the annexed Grant of License in Exhibit "B. Inventor agrees to disclose to the Company any invention or discovery resulting from the Project and to notify the Company of its decisions regarding the desirability of applying for patents to intellectually property resulting from the Project.

9. Company and Inventor shall each retain the right to use any and all intellectual property produced or developed during the course of the term subject to patent protection, copyright, or trademark protection, and/or technical data and computer software outside the scope of Confidential Information, may be used by either party for any purposes it may deem appropriate; provided, however, that Company shall consider any invention or discovery resulting from this Agreement to be subject to patent protection until such time as the Inventor notifies Company, in writing, of its decision not to file a patent application on such invention or discovery.

10. Neither Inventor nor Company shall obtain any rights, title or license, either express or implied, to the other party's pre-existing intellectual property by virtue of their performance under this agreement.

11. Neither party gains rights to the other party's intellectual property developed outside the statement of work of this research, nor does either party have any obligation to grant rights to intellectual property created or developed in the course of the Project beyond those rights outlined in
     Section 9 above.

Risk Management

12. The research results are preliminary and experimental in nature. Inventor makes no representations and extends no warranties of any kind, either express or implied, with regard to research results.

13. To the extent allowed by law, each party to this Agreement agrees to defend, indemnify and hold harmless the other parties from injuries, damages and loss arising from the negligent acts and omissions of its employees, officers and agents under this agreement.


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Use of Names

14. Inventor and Company agree not to use the name, trademark, or other identifier of the other parties hereto for any advertising, promotion, publicity, or commercially related purposes except with advance written approval of that party, except as may be required by law.

Assignment

15. No party may transfer or assign its rights or obligations under this Agreement without the written consent of the other party. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective permitted successors and assigns.

Amendments & Termination

16. Amendments to this agreement must be in writing and be signed by authorized representatives of each party hereto. Either party may terminate this agreement with thirty (30) days' written notice provided to the individuals set forth in Section 16 below.

Notices

17. Correspondence regarding the Project shall be directed as follows:

 IF TO INVENTOR:                         IF TO COMPANY:

 Contractual Matters & Technical Matters Contractual Matter & Technical Matters

 Stephen D. Cummins                      Scott A. Ervin, CEO
 12101-2 County Line Road                NanoSignal Corp.
 Midland, GA 31820                       Sahara
                                         Las Vegas, NV



18. If any of the provisions of this agreement shall be determined to be illegal or unenforceable by a court of competent jurisdiction, the other provisions shall remain in full force and effect.

19. The rights and obligations of the parties under this agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to choice of law principles. Company hereby accepts the venue and jurisdiction of the United States District Court for the Southern District of Nevada, Las Vegas, NV or Clark County Circuit Court, Eighth Judicial District.


NOW, THEREFORE, agreement to the terms stated above is indicated by signatures affixed below.

STEPHEN D. CUMMINS, INVENTOR                           NANOSIGNAL CORP.


By: /s/ Stephen D. Cummins                             By: /s/ Scott A. Ervin



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Date 3-11-04                                           Date 3-11-04


Read and Agreed

By   _______________________

     _______________________        (printed name)

Date March __, 2004


























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               EXHIBIT A: PROPOSAL OF STEPHEN D. CUMMINS, INVENTOR

[omitted]




















































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